SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                              Amendment No. 3

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
          AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          BiznessOnline.com, Inc.
                  ----------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $.01 per Share
                  ----------------------------------------
                       (Title of Class of Securities)

                                 091791103
                  ----------------------------------------
                               (CUSIP Number)


                         Samuel G. Rubenstein, Esq.
                Executive Vice President and General Counsel
                          MCG Capital Corporation
                      1100 Wilson Boulevard, Suite 800
                            Arlington, VA 22209
                               (703) 247-7540
                  ----------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                             December 31, 2001
                  ----------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box / /

                                                        Page 2 of 24 Pages

                                    13D

CUSIP No. 091791103

1   NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MCG Capital Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           10,886,141

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        10,886,141

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,886,141

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        51.96%

14  TYPE OF REPORTING PERSON

        CO

                                                        Page 3 of 24 Pages

                                    13D

CUSIP No. 091791103

1   NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MCG Finance I, LLC (formerly known as MCG Finance Corporation)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           10,886,141

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        10,886,141

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,886,141

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        51.96%

14  TYPE OF REPORTING PERSON

        OO

                                                        Page 4 of 24 Pages

                                    13D
CUSIP NO. 091791103


INTRODUCTORY NOTE.

          The Reporting Persons and the Issuer (and its direct and indirect subsidiaries) have amended the Loan Agreement, pursuant to Amendment Number Two to Issuer's Loan Documents, dated December 31, 2001 (the "Second Loan Amendment"). In connection with the Second Loan Amendment, the Reporting Persons and the Issuer simultaneously entered into (x) a Preferred Stock and Warrant Purchase Agreement, dated December 31, 2001 (the "Purchase Agreement"), and (y) an Investor Rights Agreement, dated December 31, 2001 (the "Investor Rights Agreement"), and the Issuer filed with the Secretary of State of Delaware a Certificate of Designation of Rights and Privileges of Issuer's Senior Preferred Stock (the "Certificate of Designation").

          The Second Loan Amendment, the Purchase Agreement, the Investor Rights Agreement and the Certificate of Designation are filed, respectively, as Exhibits 8, 9, 10 and 11, hereto, and are incorporated herein by reference. All descriptions of the exhibits to this Schedule are modified by the actual terms of the exhibits.

ITEM 2.   IDENTITY AND BACKGROUND.

          On December 4, 2001, MCG Capital registered as a business development company under the Investment Company Act of 1940, as amended; and closed an initial offering to the public of 13,375,000 shares of its common stock. Accordingly, the Instruction C Persons' beneficial ownership of the outstanding common stock of MCG Capital has decreased to 22.97%. The Instruction C Persons continue to disclaim possession of the power, directly or indirectly, to direct or to cause the direction of the management and policies of MCG Capital, whether through the ownership of MCG Capital common stock, by contract or otherwise, and disclaim beneficial ownership of any securities of the Issuer held or to be held (beneficially or otherwise) by the Reporting Persons.

          On December 28, 2001, MCG Finance Corporation changed its form of business organization from a Delaware corporation to a Delaware limited liability company, and changed its name to MCG Finance I, LLC ("MCG Finance"). MCG Capital is the sole equity member of MCG Finance; accordingly, the relationship between the Reporting Persons has not changed for purposes of calculating beneficial ownership under this Schedule.

          The name, business address and present principal occupation of the directors (or members and managers, in the case of MCG Finance) and executive officers of the Reporting Persons are set forth in Schedule I hereto. The names, business address, and present principal occupation of the directors, executive officers and each Instruction C Person (and certain other information) are set forth in Schedule II hereto.

                                                        Page 5 of 24 Pages

          During the last five years, the Reporting Persons and, to the best of the Reporting Persons' knowledge, neither the Instruction C Persons nor any of the Reporting Persons' or the Instruction C Persons' respective executive officers, directors, members or managers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Reporting  Persons acquired (i) the 2001 Warrants (defined in
Item 5) and (ii) the Senior Preferred Stock of the Issuer, par value $0.01 (the "Preferred Stock"), set forth in Item 5 of this Schedule in lieu of cash payment of five million dollars owed by the Issuer to the Reporting Persons and for certain other non-monetary consideration. The Reporting Persons gave the Issuer no separate monetary consideration for the acquisition of the 2001 Warrants and the Preferred Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Warrant and Preferred Stock acquisitions identified in Item 5 occurred in the context of and for the reasons set forth in Exhibit 8. The Reporting Persons, pursuant to the Investor Rights Agreement, may acquire additional securities of the Issuer, including additional Shares, and may dispose of such securities, consistent with the registration requirements of the Securities Act of 1933, as amended.

          Pursuant to the Certificate of Designation, which amends the Issuer's certificate of incorporation, the Reporting Persons, the only present holders of Preferred Stock, are entitled to vote (as a single class) with the holders of Shares of the Issuer on all matters on which holders of Shares have the right to vote, including, among other things, the election of Issuer's directors. The holders of the Preferred Stock have an aggregate number of votes on all matters equal to 45% of the total votes held by the holders of the Shares and the Preferred Stock (voting together as a single class). Such voting power of the Preferred Stock is subject to reduction to the extent that the Reporting Persons acquire Shares by exercising Warrants if the aggregate number of votes held by the Reporting Persons as holders of the Preferred Stock and as holders of Shares issued pursuant to the exercise of the Reporting Persons' Warrants would exceed 45% of the total votes held by the holders of the Shares and the Preferred Stock.

          In addition, the Reporting Persons, as the holders of the Preferred Stock, are separately entitled to elect one director (the "Preferred Stock Director"). The Preferred Stock Director will serve for a term of three years, or longer, until such director's successor is duly elected and qualified. The Preferred Stock Director may be removed from office only by the vote or consent of the holders of Preferred Stock (see
Exhibit 10, Section 5(e)). The Preferred Stock Director is entitled to serve on the audit and compensation committees of the Issuer's Board of Directors (the "Board"). Pursuant to the Purchase Agreement, the Issuer has agreed to reserve

                                                        Page 6 of 24 Pages

one seat on its six member Board for the election of the Preferred Stock Director (see Exhibit 9, Section 4.8).

          The Reporting Persons have agreed, under the Investor Rights Agreement, not to exercise their Preferred Stock voting rights at any time that such an exercise would result in a majority of the Issuer's Board having been elected by the Reporting Persons (see Exhibit 10, Section 6.1). The Reporting Persons have no present plans or proposals to cast votes of the shares of the Preferred Stock to elect any directors, but reserve the right to do so. If the Reporting Persons should decide to either (x) vote their Preferred Stock to elect any directors (subject to nomination and subsequent election at a shareholders' meeting), or (y) elect a Preferred Stock Director (who may be elected by written consent of the holders of Preferred Stock) the Reporting Persons will amend this Schedule.

          Under the Purchase Agreement, the Reporting Persons also have rights to obtain financial and other information with respect to the Issuer, to meet with the Issuer's management, and to attend meetings of the Issuer's Board of Directors and its Board committees and to review written materials provided to the Issuer's Board of Directors at such meetings, subject to any applicable confidentiality obligations (see Exhibit 9, Sections 6.14 and 6.15). Substantially identical rights were previously granted to the Reporting Persons under the warrant agreements previously filed as Exhibits 5, 6 and 7 to this Schedule, which agreements were cancelled and terminated by the Second Loan Amendment. See also, Item 6.

          Pursuant to the Certificate of Designation, the Reporting Persons, as holders of the Preferred Stock, and pursuant to the Purchase Agreement, the Reporting Persons, as holders of the 2001 Warrants (identified in Item 5), have the right to approve certain proposed actions of the Issuer, including, without limitation, certain of the events or matters listed in paragraphs (a) through (g) and/or (j) of Item 4 (see, respectively, Exhibit 11, Section 4(b) and Exhibit 9, Section 7.10). If the Reporting Persons withhold approval, the proposed action may not take place. The existence of the holders of the Preferred Stock's approval rights may impede a third party from seeking to acquire control of the Issuer. The Reporting Persons have no present plans to grant or withhold approval with respect to any of the events or matters for which the Reporting Persons possess approval rights. Whether the Reporting Persons grant or withhold approval for any such events or matters in the future will depend on the Reporting Persons' assessment of the merits of a particular proposal or proposals that might be advanced by the Issuer and/or a third party with respect to one or more such events or matters.

          Except to the extent, if any, that the above description may be deemed to include a present plan or proposal, the Reporting Persons have no present plans or proposals with respect to any of the events or matters identified in paragraphs (a) through (g), or paragraph (j) of Item 4. See also, Item 6.

                                                        Page 7 of 24 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of December 31, 2001, the Reporting Persons received 10,124,384 warrants to purchase 10,124,384 Shares (the "2001 Warrants") and 50,000 shares of Preferred Stock. Upon issuance of the 2001 Warrants, all of the 2,577,355 warrants to purchase 2,577,355 Shares previously issued to the Reporting Persons as of February 15, 2001, March 31, 2001 and June 30, 2001 automatically terminated pursuant to the Second Loan Amendment and the Purchase Agreement. The 2001 Warrants are immediately exercisable and if the Shares underlying such Warrants are aggregated with the Reporting Persons' previously reported beneficially owned Shares (excluding Shares subject to the cancelled previously issued warrants), the Reporting Persons would beneficially own or be deemed to beneficially own 10,886,141 Shares or 51.96% pursuant to Rule 13d-3.

          (c) Except as described herein, the Reporting Persons effected no transactions in the Shares either during the past sixty days, or since the last amendment to this Schedule was filed.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the Investor Rights Agreement, the Reporting Persons have (i) various rights to require the Issuer to register all or any portion of their Shares and Shares underlying the Warrants on certain registration statements that the Issuer would prepare in accordance with the Securities Act of 1933, (ii) rights in the nature of pre-emptive rights that may be triggered by proposed acquisitions of Shares by any third parties unaffiliated with the Issuer, and (iii) a right of first refusal to purchase Shares that certain stockholders of the Issuer propose to transfer to a third party. The Investor Rights Agreement and the Purchase Agreement provide the Reporting Persons with various anti-dilution rights.

          Pursuant to the Certificate of Designation, the Issuer is obligated to redeem all of the outstanding shares of Preferred Stock upon the "Maturity Date," as defined in the Certificate of Designation, which includes, among other things, the earliest of (i) the occurrence of one of several events (including, but not limited to, a "Change in Control" and a "Fundamental Change," as defined in the Certificate of Designation), or
(ii) December 31, 2006 for $100.00 per share in cash plus any accrued and unpaid dividends (see Exhibit 11, Section 6). If the Issuer does not have adequate funds to redeem all of the Preferred Stock, the Issuer shall convert all such unredeemed shares of Preferred Stock into senior secured debt of the Issuer (see Exhibit 11, Section 7).

          Under the Purchase Agreement, the Issuer has agreed (i) to reserve the full number of Shares issuable upon exercise of the 2001 Warrants (see Exhibit 9, Section 6.9), and (ii) upon notice of the Reporting Persons, to promptly obtain any approval or consents required by the Federal Communications Commission or any state public utility commission or similar

                                                        Page 8 of 24 Pages

government agency prior to the Reporting Persons' exercise of the 2001 Warrants (see Exhibit 9, Section 7.11).

          Under the Second Loan Amendment, if for any reason the transaction whereby the 2001 Warrants and the Preferred Stock were issued to the Reporting Persons in lieu of cash owed under prior debt obligations of the Issuer, the transaction may be unwound, cancelled or otherwise voided, in which case the 2001 Warrants will be cancelled and the
previously   issued  warrants  and  the  Issuer's  prior  debt  obligations
reinstated  (See  Exhibit  8,  Section  1.1).   Pursuant  to  the  Purchase
Agreement, if certain post-closing events are not satisfied within a specified timeframe, the 2001 Warrants will be cancelled and the previously issued warrants reinstated (see Exhibit 9, Section 9.2).

          Except as described in this Schedule, the Reporting Persons know of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 (including, without limitation, the Instruction C Persons) or between such persons and any other person with respect to any securities of the Issuer, including transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                                        Page 9 of 24 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Description
-----------    -----------

8 Amendment Number Two to Loan Documents, dated December 31, 2001, between the Issuer and each of its direct and indirect subsidiaries, and the Reporting Persons.

9              Preferred  Stock  and  Warrant  Purchase  Agreement,   dated
               December  31,  2001,  between  the Issuer and the  Reporting
               Persons.

10             Investor Rights Agreement,  dated December 31, 2001, between
               the  Issuer,   the  Reporting  Persons  and  the  "Principal
               Shareholders" of the Issuer, as defined therein.

11             Certificate  of  Designation  of Rights and  Preferences  of
               Senior  Preferred  Stock  of  Issuer,   as  filed  with  the
               secretary of state of Delaware.

                                                        Page 10 of 24 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            MCG CAPITAL CORPORATION



Dated: January 24, 2002     By:     /s/ Samuel G. Rubenstein
                                  -------------------------------------
                                  Name:  Samuel G. Rubenstein
                                  Title: Attorney-in-Fact, duly authorized
                                         under Power of Attorney dated
                                         June 28, 2001


                            MCG FINANCE I, LLC



Dated: January 24, 2002     By:     /s/ Samuel G. Rubenstein
                                  -------------------------------------
                                  Name:  Samuel G. Rubenstein
                                  Title: Attorney-in-Fact, duly authorized
                                         under Power of Attorney dated
                                         June 28, 2001

                                                        Page 11 of 24 Pages

                                 SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF MCG CAPITAL AND MEMBERS,
MANAGERS AND EXECUTIVE OFFICERS OF MCG FINANCE

1.   DIRECTORS AND EXECUTIVE OFFICERS OF MCG CAPITAL

          The following table sets forth the name and present principal occupation or employment of each director and executive officer of MCG Capital. Each person listed below is a citizen of the United States.


      Name, Title or Position              Title, Principal Occupation           Business Address and Phone Number
      -----------------------              ---------------------------           ---------------------------------
         with MCG Capital                         or Employment
         ----------------                         -------------

Norman W. Alpert                     Managing Director and founding partner   245 Park Avenue, 41st Floor,
Director                             of Vestar Capital Partners               New York, New York 10167;
                                                                              (212) 351-1606

Jeffrey M. Bucher                    Of Counsel at Kozusko, Lahey &           1666 K Street, NW, Suite 400
Director                             Harris, LLP                              Washington, DC 20006; (202)
                                                                              457-7200 x7220

Joseph H. Gleberman                  Managing Director of Goldman,            85 Broad Street, New York,
Director                             Sachs & Co.                              New York 10004;
                                                                             (212) 902-5385

Robert J. Merrick                    Chief Credit Officer of MCG Capital      1100 Wilson Boulevard, Suite 800,
Director and Chief Credit Officer                                             Arlington, Virginia 22209;
                                                                              (703) 247-7500

Wallace B. Millner                   Retired                                  1100 Wilson Boulevard, Suite 800,
Director                                                                      Arlington, Virginia 22209;
                                                                              (703) 247-7500

Bryan J. Mitchell                    Chairman of the Board and Chief          1100 Wilson Boulevard, Suite 800,
Chairman of the Board and Chief      Executive Officer of MCG Capital         Arlington, Virginia 22209;
Executive Officer                                                             (703) 247-7500


Kenneth J. O'Keefe                   Private Investor and former President    NewVen Partners LLC, 360 Newbury
Director                             and Chief Operating Officer of Clear     Street, 6th Floor Boston, MA 02115;
                                     Channel Communications, Inc.             (617) 598-2999


                                                        Page 12 of 24 Pages


      Name, Title or Position              Title, Principal Occupation           Business Address and Phone Number
      -----------------------              ---------------------------           ---------------------------------
         with MCG Capital                         or Employment
         ----------------                         -------------

Janet C. Perlowski                   Chief Financial Officer of MCG Capital   300 Arboretum Place, Suite 370,
Chief Financial Officer                                                       Richmond, Virginia 23236;
                                                                              (804) 272-5468

Michael A. Pruzan                    Partner at Soros Private Equity          888 Seventh Avenue, 28th Floor, New
Director                             Partners                                 York, New York 10106;
                                                                              (212) 333-9788

Samuel G. Rubenstein                 Executive Vice President, General        1100 Wilson Boulevard, Suite 800,
Executive Vice President, General    Counsel and Secretary of MCG Capital     Arlington, Virginia 22209;
Counsel and Secretary                                                         (703) 247-7500

B. Hagen Saville                     Executive Vice President, Business       1100 Wilson Boulevard, Suite 800,
Executive Vice President, Business   Development of MCG Capital               Arlington, Virginia 22209;
Development                                                                   (703) 247-7500

Steven F. Tunney                     Director, President, Chief Operating     1100 Wilson Boulevard, Suite 800,
Director, President, Chief           Officer and Treasurer of MCG Capital     Arlington, Virginia 22209;
Operating Officer and Treasurer                                               (703) 247-7500


2.   MEMBERS, MANAGERS AND EXECUTIVE OFFICERS OF MCG FINANCE.

          MCG Capital is the sole equity member of MCG Finance. All of the above listed executive officers of MCG Capital hold equivalent positions at MCG Finance, except for Steven F. Tunney, who is the President and Chief Operating Officer of MCG Finance, and Janet C. Perlowski, who is the Chief Financial Officer and Treasurer of MCG Finance. The following table sets forth the name and present principal occupation or employment of each manager of MCG Finance. Each person listed below is a citizen of the United States.


      Name, Title or Position              Title, Principal Occupation           Business Address and Phone Number
      -----------------------              ---------------------------           ---------------------------------
         with MCG Finance                         or Employment
         ----------------                         -------------

Bryan J. Mitchell                    Chairman of the Board and Chief          1100 Wilson Boulevard, Suite 800,
Manager                              Executive Officer of MCG Capital         Arlington, Virginia 22209;
                                                                              (703) 247-7500


                                                        Page 13 of 24 Pages


      Name, Title or Position              Title, Principal Occupation           Business Address and Phone Number
      -----------------------              ---------------------------           ---------------------------------
         with MCG Finance                         or Employment
         ----------------                         -------------

Samuel G. Rubenstein                 Executive Vice President, General        1100 Wilson Boulevard, Suite 800,
Manager                              Counsel and Secretary of MCG Capital     Arlington, Virginia 22209;
                                                                              (703) 247-7500

B. Hagen Saville                     Executive Vice President, Business       1100 Wilson Boulevard, Suite 800,
Manager                              Development of MCG Capital               Arlington, Virginia 22209;
                                                                              (703) 247-7500

Steven F. Tunney                     Director, President, Chief Operating     1100 Wilson Boulevard, Suite 800,
Manager                              Officer and Treasurer of MCG Capital     Arlington, Virginia 22209;
                                                                              (703) 247-7500


                                                        Page 14 of 24 Pages

                                SCHEDULE II

          The name, position and present principal occupation of each executive officer of GS Advisors, L.L.C., the sole general partner of GS Capital Partners II, L.P., and the name, position and present principal occupation of each executive officer of GS Advisors II, L.L.C., the sole general partner of GS Capital Partners II Offshore, L.P., are set forth below.

          The business address for all the executive officers listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Muneer A. Satter, Antoine L. Schwartz, Hughes B. Lepic, Syaru (Shirley) Lin, Stephen S. Trevor, Peter Schiefer, Joseph P. DiSabato, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr., Melina E. Higgins, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard
S. Sharp, Barry S. Volpert,  Antoine L. Schwartz,  Hughes B. Lepic, Stephen
S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato and Melina E. Higgins is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

          All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Patrick E. Mulvihill, Hughes B. Lepic, Peter Schiefer, Atul Kapur, Michel Plantevin, and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.


NAME                           POSITION                    PRESENT PRINCIPAL OCCUPATION
----                           --------                    ----------------------------

Richard A. Friedman            President                   Managing Director of
                                                           Goldman, Sachs & Co.

Joseph H. Gleberman            Vice President              Managing Director of
                                                           Goldman, Sachs & Co.

Terence M. O'Toole             Vice President              Managing Director of
                                                           Goldman, Sachs & Co.

Gene T. Sykes                  Vice President              Managing Director of
                                                           Goldman, Sachs & Co.

Henry Cornell                  Vice President              Managing Director of
                                                           Goldman, Sachs & Co.


                                                        Page 15 of 24 Pages


NAME                           POSITION                    PRESENT PRINCIPAL OCCUPATION
----                           --------                    ----------------------------

Richard S. Sharp               Vice President              Managing Director of
                                                           Goldman Sachs International

Esta E. Stecher                Assistant Secretary         Managing Director of
                                                           Goldman, Sachs & Co.

Barry S. Volpert               Vice President              Managing Director of
                                                           Goldman Sachs International

Sanjeev K. Mehra               Vice President              Managing Director of
                                                           Goldman, Sachs & Co.

Muneer A. Satter               Vice President              Managing Director of
                                                           Goldman, Sachs & Co.

Antoine L. Schwartz            Vice President              Managing Director of
                                                           Goldman Sachs International

Steven M. Bunson               Assistant Secretary         Managing Director of
                                                           Goldman, Sachs & Co.

Elizabeth C. Fascitelli        Treasurer                   Managing Director of
                                                           Goldman, Sachs & Co.

Patrick E. Mulvihill           Assistant Treasurer         Managing Director of
                                                           Goldman, Sachs & Co.

David J. Greenwald             Assistant Secretary         Managing Director of
                                                           Goldman, Sachs & Co.

Dan H. Jester                  Assistant Treasurer         Managing Director of
                                                           Goldman, Sachs & Co.

Hughes B. Lepic                Vice President              Managing Director of
                                                           Goldman Sachs International

Russell E. Makowsky            Assistant Secretary         Managing Director of
                                                           Goldman, Sachs & Co.

Sarah E. Smith                 Assistant Treasurer         Managing Director of
                                                           Goldman, Sachs & Co.

Randall A. Blumenthal          Vice President              Managing Director of
                                                           Goldman, Sachs & Co.

Syaru (Shirley) Lin            Vice President              Managing Director of
                                                           Goldman Sachs (Asia) L.L.C.

Douglas F. Londal              Vice President              Managing Director of
                                                           Goldman, Sachs & Co.


                                                        Page 16 of 24 Pages



NAME                           POSITION                    PRESENT PRINCIPAL OCCUPATION
----                           --------                    ----------------------------

Stephen S. Trevor              Vice President              Managing Director of
                                                           Goldman Sachs International

Peter Schiefer                 Vice President              Managing Director of
                                                           Goldman Sachs International

Abraham Bleiberg               Vice President              Managing Director of
                                                           Goldman Sachs & Co.

Joseph P. DiSabato             Vice President              Managing Director of
                                                           Goldman Sachs & Co.

Robert R. Gheewalla            Vice President              Managing Director of
                                                           Goldman Sachs & Co.

Atul Kapur                     Vice President              Managing Director of
                                                           Goldman Sachs International

Michel Plantevin               Vice President              Managing Director of
                                                           Goldman Sachs International

Robert G. Doumar, Jr.          Vice President              Managing Director of
                                                           Goldman Sachs International

Ben I. Adler                   Vice President              Managing Director of
                                                           Goldman Sachs & Co.

Melina E. Higgins              Vice President              Managing Director of
                                                           Goldman Sachs & Co.

Elizabeth C. Marcellino        Vice President              Managing Director of
                                                           Goldman Sachs & Co.

John E. Bowman                 Vice President              Vice President of
                                                           Goldman, Sachs & Co.

Katherine B. Enquist           Vice President/Secretary    Vice President of
                                                           Goldman, Sachs & Co.

James B. McHugh                Assistant Secretary         Vice President of
                                                           Goldman, Sachs & Co.

Beverly L. O'Toole             Assistant Secretary         Vice President of
                                                           Goldman, Sachs & Co.

Mary Nee                       Vice President              Executive Director of
                                                           Goldman Sachs (Asia) L.L.C.

Ulrika Werdelin                Vice President              Executive Director of
                                                           Goldman Sachs International


                                                        Page 17 of 24 Pages

     The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors, L.L.C., and GS Advisors II, L.L.C., are set forth below.

     The business address for each member listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Robert V. Delaney and Muneer A. Satter is 85 Broad Street, New York, New York 10004. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Richard S. Sharp, Barry S. Volpert and Antoine L. Schwartz is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Robert V. Delaney is ARK Mori Building, 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107-6005, Japan. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All members listed below except Richard S. Sharp, Sanjeev K. Mehra and Antoine L. Schwartz are United States citizens. Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.


NAME                       PRESENT PRINCIPAL OCCUPATION

Peter M. Sacerdote         Advisory Director of Goldman, Sachs & Co.

Richard A. Friedman        Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman        Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole         Managing Director of Goldman, Sachs & Co.

Gene T. Sykes              Managing Director of Goldman, Sachs & Co.

Henry Cornell              Managing Director of Goldman, Sachs & Co.

Robert V. Delaney          Managing Director of Goldman Sachs (Japan) Ltd.

Richard S. Sharp           Managing Director of Goldman Sachs International

Barry S. Volpert           Managing Director of Goldman Sachs International

Sanjeev K. Mehra           Managing Director of Goldman, Sachs & Co.

Muneer A. Satter           Managing Director of Goldman, Sachs & Co.

Peter G. Sachs             Senior Director of The Goldman Sachs Group, Inc.

Antoine L. Schwartz        Managing Director of Goldman Sachs International

                                                        Page 18 of 24 Pages

     The name and principal occupation of each member of the Stone Street Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing Stone Street 1998, L.L.C. are set forth below.

     The business address for each member listed below is 85 Broad Street, New York, New York 10004.

     All members listed below except Sanjeev K. Mehra are United States citizens. Sanjeev K. Mehra is a citizen of India.


NAME                         PRESENT PRINCIPAL OCCUPATION

Peter M. Sacerdote           Advisory Director of Goldman, Sachs & Co.

Peter G. Sachs               Senior Director of The Goldman Sachs Group, Inc.

Richard A. Friedman          Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman          Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole           Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra             Managing Director of Goldman, Sachs & Co.

                                                        Page 19 of 24 Pages

     The name, position and present principal occupation of each executive officer of Stone Street 1998, L.L.C., the sole general partner of Stone Street Fund 1998, L.P. and the managing general partner of Bridge Street Fund 1998, L.P., are set forth below.

     The business address for all the executive officers listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Muneer A. Satter, Antoine L. Schwartz, Hughes B. Lepic, Syaru (Shirley) Lin, Stephen S. Trevor, Peter Schiefer, Joseph P. DiSabato, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr., Melina E. Higgins, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard
S. Sharp, Barry S. Volpert,  Antoine L. Schwartz,  Hughes B. Lepic, Stephen
S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato and Melina E. Higgins is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Patrick E. Mulvihill, Hughes B. Lepic, Peter Schiefer, Atul Kapur, Michel Plantevin, and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.


NAME                             POSITION                            PRESENT PRINCIPAL OCCUPATION

Peter M. Sacerdote               Chairman/President                  Advisory Director of
                                                                     Goldman, Sachs & Co.

Peter G. Sachs                   Vice President                      Senior Director of The Goldman
                                                                     Sachs Group, Inc.

Richard A. Friedman              Vice President                      Managing Director of
                                                                     Goldman, Sachs & Co.

Joseph H. Gleberman              Vice President                      Managing Director of
                                                                     Goldman, Sachs & Co.

Terence M. O'Toole               Vice President                      Managing Director of
                                                                     Goldman, Sachs & Co.


                                                        Page 20 of 24 Pages



NAME                             POSITION                            PRESENT PRINCIPAL OCCUPATION

Gene T. Sykes                    Vice President                      Managing Director of
                                                                     Goldman, Sachs & Co.

Henry Cornell                    Vice President                      Managing Director of
                                                                     Goldman, Sachs & Co.

Richard S. Sharp                 Vice President                      Managing Director of
                                                                     Goldman Sachs International

Esta E. Stecher                  Vice President/                     Managing Director of
                                 Assistant Secretary                 Goldman, Sachs & Co.

Barry S. Volpert                 Vice President                      Managing Director of
                                                                     Goldman Sachs International

Sanjeev K. Mehra                 Vice President/ Treasurer           Managing Director of
                                                                     Goldman, Sachs & Co.

Muneer A. Satter                 Vice President                      Managing Director of
                                                                     Goldman, Sachs & Co.

Antoine L. Schwartz              Vice President                      Managing Director of
                                                                     Goldman Sachs International

Steven M. Bunson                 Assistant Secretary                 Managing Director of
                                                                     Goldman, Sachs & Co.

Elizabeth C. Fascitelli          Vice President                      Managing Director of
                                                                     Goldman, Sachs & Co.

Patrick E. Mulvihill             Assistant Treasurer                 Managing Director of
                                                                     Goldman, Sachs & Co.

David J. Greenwald               Vice President/                     Managing Director of
                                 Assistant Secretary                 Goldman, Sachs & Co.

Hughes B. Lepic                  Vice President                      Managing Director of
                                                                     Goldman Sachs International

Russell E. Makowsky              Assistant Secretary                 Managing Director of
                                                                     Goldman, Sachs & Co.

Sarah E. Smith                   Assistant Treasurer                 Managing Director of
                                                                     Goldman, Sachs & Co.

Dan H. Jester                    Assistant Treasurer                 Managing Director of
                                                                     Goldman, Sachs & Co.

Randall A. Blumenthal            Vice President                      Managing Director of
                                                                     Goldman, Sachs & Co.


                                                        Page 21 of 24 Pages


NAME                             POSITION                            PRESENT PRINCIPAL OCCUPATION

Syaru (Shirley) Lin              Vice President                      Managing Director of
                                                                     Goldman Sachs (Asia) L.L.C.

Douglas F. Londal                Vice President                      Managing Director of
                                                                     Goldman, Sachs & Co.

Stephen S. Trevor                Vice President                      Managing Director of
                                                                     Goldman Sachs International

Peter Schiefer                   Vice President                      Managing Director of
                                                                     Goldman Sachs International

Abraham Bleiberg                 Vice President                      Managing Director of
                                                                     Goldman, Sachs & Co.

Joseph P. DiSabato               Vice President                      Managing Director of
                                                                     Goldman, Sachs & Co.

Robert R. Gheewalla              Vice President                      Managing Director of
                                                                     Goldman, Sachs & Co.

Atul Kapur                       Vice President                      Managing Director of
                                                                     Goldman Sachs International

Michel Plantevin                 Vice President                      Managing Director of
                                                                     Goldman Sachs International

Robert G. Doumar, Jr.            Vice President                      Managing Director of
                                                                     Goldman Sachs International

Ben I. Adler                     Vice President                      Managing Director of
                                                                     Goldman, Sachs & Co.

Melina E. Higgins                Vice President                      Managing Director of
                                                                     Goldman, Sachs & Co.

Elizabeth C. Marcellino          Vice President                      Managing Director of
                                                                     Goldman, Sachs & Co.

John E. Bowman                   Vice President                      Vice President of
                                                                     Goldman, Sachs & Co.

Katherine B. Enquist             Vice President/ Secretary           Vice President of
                                                                     Goldman, Sachs & Co.

James B. McHugh                  Assistant Secretary                 Vice President of
                                                                     Goldman, Sachs & Co.

Beverly L. O'Toole               Assistant Secretary                 Vice President of
                                                                     Goldman, Sachs & Co.


                                                        Page 22 of 24 Pages


NAME                             POSITION                            PRESENT PRINCIPAL OCCUPATION

Mary Nee                         Vice President                      Executive Director of
                                                                     Goldman Sachs (Asia) L.L.C.

Richard J. Stingi                Vice President                      Vice President of
                                                                     Goldman, Sachs & Co.

Ulrika Werdelin                  Vice President                      Executive Director of
                                                                     Goldman Sachs International


                                                        Page 23 of 24 Pages

     The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG (which, in turn, is the managing partner of GS Capital Partners II (Germany) Civil Law Partnership) are set forth below.

     The business address for each of the executive officers and directors listed below is MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany.

     Of the directors and executive officers listed below, Timothy C. Plaut and Alexander C. Dibelius are citizens of Germany and Jonathan S. King is a citizen of the United Kingdom.


     Name                       Position                Present Principal Occupation
     ----                       --------                ----------------------------

     Jonathan S. King           Managing Director       Executive Director of
                                                        Goldman, Sachs & Co. oHG

     Timothy C. Plaut           Managing Director       Managing Director of
                                                        Goldman, Sachs & Co. oHG

     Alexander C. Dibelius      Managing Director       Managing Director of
                                                        Goldman, Sachs & Co. oHG


                                                        Page 24 of 24 Pages

                                SCHEDULE III

     On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (the "Firm") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.) (BSJ). Pursuant to the settlement, without admitting or denying the findings, the Firm consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that the Firm had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required the Firm to cease and desist from violating such provisions, and ordered the Firm to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.